UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of July 2003
                                            ---------

                          CREW DEVELOPMENT CORPORATION
                              (Name of Registrant)

     Abbey House, Wellington Way, Weybridge, Surrey KT13 0TT, Great Britain
     ----------------------------------------------------------------------
                    (Address of principal executive offices)


1.   News  Release:  Crew secures  industrial  partner for Seqi Olivine  project
     Dated: July 9, 2003






Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes         No xxx
                                                      -----       ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


   Date: July 9, 2003:    /s/ Frederic Puistienne
                          ---------------------------
                          Frederic Puistienne, C.F.O.

DATE: JULY 9th, 2003

TRADING SYMBOL:
TORONTO & OSLO: CRU        FRANKFURT: KNC, OTC-BB-other: CRWVF


                                  NEWS RELEASE


            Crew secures industrial partner for Seqi Olivine project


VANCOUVER, Canada, DATE July 9th, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew is pleased to announce that an agreement has been signed with Minelco AB, a subsidiary of leading iron ore producer LKAB of Sweden, to develop a Bankable Feasibilty Study
(BFS) for Crew's Seqi olivine project in Greenland. Crew will be responsible for the management of further drilling and for the BFS, whereas Minelco will cover all costs. Furthermore, as a part of the agreement Minelco has (subject to the completion of a BFS) an option to buy 51% of the Seqi project by carrying all capital expenditures related to the development of a mining operation as defined by the BFS. The Seqi project will be organized in a separate Greenlandic company owned 51% by Minelco AB and 49% by Crew and where Crew will be the preferred operator.

Crew acquired 100% of the mineral rights to the Seqi olivine deposit, located 90 km North of Greenland's capital city Nuuk, West Greenland, in early 2003. Seqi is a large, homogenous olivine deposit made up of 97% olivine. The high purity and favourable chemical composition contribute to a clear commercial potential for this deposit. Furthermore, the deposit is located only 600 m from tidewater in a protected fjord, which provides all-year access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes per year is viable.

The Seqi olivine occurrence is fully exposed and has been subject to limited drilling and surface sampling. Open pitable, inferred resources, derived from drilling to about 50 m depth, are estimated at 46 million tonnes. Gravimetric studies have indicated a resource potential in excess of 100 million tonnes.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in iron-pellet production and with beneficial properties such as a high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications.

Crew is making immediate preparations for further resource drilling at the Seqi olivine deposit and the development of a project BFS. Crew has mobilized a drill rig to be shipped from Norway to Greenland in July. Subject to approvals from relevant authorities, drilling is expected to commence in early August and continue into September.


                                 Jan A. Vestrum
                                 President & CEO


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This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew's future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

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For more information please contact our UK Head Office, TEL: +44 193-226-8755 or the Oslo Office at +47 22 12 16 50, email IR@crew.no . For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website: www.crewdev.com